INTEGRA RESOURCES **Integra Resources Corp.**

ODYSSEY
Trader's Bank Building
702, 67 Yonge Street
Toronto ON M5E 1J8

Voting Instruction Form ("VIF") – Annual General Meeting to be held on June 27, 2025

Appointment of Appointee
I/We being the undersigned holder(s) of **Integra Resources Corp.** hereby appoint **Andrée St-Germain, Chief Financial Officer** or failing this person, **Leanne Nakashimada, Corporate Secretary (the "Management Nominees")**

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

☐

as my/our appointee with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General Meeting of Integra Resources Corp. to be held at 1050 – 400 Burrard Street, Vancouver, B.C. V6C 3A6 on June 27, 2025 at 10:00 a.m. (Pacific Daylight Time) or at any adjournment thereof.

	For	Against
1. **Number of Directors.** To set the number of directors to be elected at the Meeting to eight (8).	☐	☐

2. **Election of Directors.**

	For	Withhold		For	Withhold		For	Withhold
a. Anna Ladd-Kruger	☐	☐	b. George Salamis	☐	☐	c. Timo Jauristo	☐	☐
d. C.L. "Butch" Otter	☐	☐	e. Carolyn Clark Loder	☐	☐	f. Eric Tremblay	☐	☐
g. Ian Atkinson	☐	☐	h. Janet Yang	☐	☐			

	For	Withhold
3. **Appointment of Auditors.** To appoint BDO Canada LLP as auditors of the Corporation for the ensuing year and authorize the board of directors to fix the remuneration of the auditors.	☐	☐

	For	Against
4. **Amended and Restated Equity Incentive Plan.** To consider, and if deemed advisable, to pass an ordinary resolution of disinterested Shareholders to approve the Amended and Restated Equity Incentive Plan, as more fully described in the accompanying Circular.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. If no voting instructions are indicated above, **this VIF will be voted as recommended by Management.**

Signature(s): ______________________

Date ______________ MM / DD / YY

Interim Financial Statements – Check the box to the right if you would like to receive interim financial statements and accompanying Management's Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐

Annual Financial Statements – Check the box to the right if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐

INSTEAD OF MAILING THIS VIF, YOU MAY SUBMIT YOUR VIF USING SECURE ONLINE VOTING AVAILABLE ANYTIME:

This VIF is solicited by and on behalf of Management.
VIFs must be received by 10:00 a.m. (Pacific Daylight Time), on June 25, 2025.

Notes to VIF

1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen appointee in the space provided on the reverse.
2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this VIF in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.
3. This VIF should be signed in the exact manner as the name appears on the VIF.
4. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this VIF will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this VIF will be voted as recommended by Management.
6. The securities represented by this VIF will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This VIF confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This VIF should be read in conjunction with the accompanying documentation provided by Management.

To Vote Your VIF Online please visit:
https://vote.odysseytrust.com

You will require the CONTROL NUMBER printed with your address to the right.

If you vote by Internet, do not mail this VIF.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at https://odysseytrust.com/ca-en/help/.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.